Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

January 30, 2020

Aphria Inc.
98 Talbot Street West
Leamington, Ontario
Canada N8H 1M8

Attention: Irwin D. Simon, Interim Chief Executive Officer

The undersigned,                                                            (the “Investor”), understands that Aphria Inc. (the “Company” or the “Issuer”) proposes to issue and sell, and the Investor proposes to purchase as principal, up to 14,044,944 units (the “Offered Units”), at a price of $7.12 per Offered Unit (the “Purchase Price”), for aggregate gross proceeds of $100,000,001, subject to the terms and conditions set out below (the “Offering”).

The Investor further understands that the Company has prepared and filed: (i) the Shelf Prospectus (as hereinafter defined) and that the Company has prepared and will file, concurrently with the execution of this Agreement and in compliance with the requirements of NI 44-102 (as hereinafter defined), the Prospectus Supplement (as hereinafter defined) and all other necessary documents in order to qualify the Offered Units for distribution to the Investor in the Province of Ontario; and (ii) with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the SEC, a registration statement on Form F-10 (File No. 333-233426), which contains the Shelf Prospectus (the “U.S. Registration Statement”) and under which the Supplemented Prospectus will be filed, in each case with such modifications as permitted by the SEC.

Each Offered Unit shall be comprised of one Common Share (as hereinafter defined) (each, a “Unit Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one Common Share (each, a “Warrant Share”) at a price of $9.26 for a period of 24 months from the Closing Date (as hereinafter defined). The Warrants shall be issued on the applicable Closing Date pursuant to, and be governed by, a warrant indenture to be entered into with Computershare Trust Company of Canada (the “Warrant Indenture”), to be entered into on the Closing Date. To the extent there is any inconsistency between the description of the terms of the Warrants contained in this Agreement and the terms of the Warrants as set forth in the Warrant Indenture, the terms set forth in the Warrant Indenture shall govern.

This Agreement and the Warrant Indenture and the certificates evidencing the Securities are collectively referred to herein as the “Documents”, and the transactions contemplated hereby and thereby are collectively referred to herein as the “Transactions.”

The additional terms and conditions of the agreement between the Company and the Investor are set forth below.

1.                                      Interpretation

1.1                               Definitions. In addition to any terms or phrases defined elsewhere in this Agreement, unless the context otherwise specifies or requires, for the purposes of this Agreement (including the Schedules hereto) capitalized terms used in this Agreement shall have the respective meanings attributed to them as follows:

“affiliate”, “associate”, “distribution”, “distribution to the public”, “insider”, “misrepresentation”, “material fact” and “material change”, shall have the respective meanings ascribed thereto in the Securities Act (Ontario);

“Agreement” means this securities purchase agreement and the Schedules hereto;

“Amendment” means, as applicable, any amendment to the Supplemented Prospectus;

“Applicable Agreements” has the meaning ascribed thereto in Section 4.1(v);

“Applicable Law” has the meaning ascribed thereto in Section 4.1(v);

“Applicable Securities Laws” means, collectively, all applicable securities laws in each of the Qualifying Jurisdictions and the respective rules, regulations, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the Securities Commissions;

“Audit Committee” has the meaning ascribed thereto in Section 4.1(l);

“Authorizations” has the meaning ascribed thereto in Section 4.1(xx);

“Canadian Authorities” has the meaning ascribed thereto in Section 4.1(g);

“Canadian Securities Laws” has the meaning ascribed thereto in Section 4.1(g);

“CFPOA” has the meaning ascribed thereto in Section 4.1(rr);

“CDS” means CDS Clearing and Depository Services Inc.;

“Charter Documents” has the meaning ascribed thereto in Section 4.1(v);

“Closing” means the issuance, delivery and sale of the Offered Units on the Closing Date in accordance with the terms and conditions of this Agreement;

“Closing Date” means January 30, 2020, or such other date as may be mutually agreed to by the Investor and the Company;

“Closing Time” means 8:30 a.m. (Toronto time) on the Closing Date, or any other time on the Closing Date as may be mutually agreed to by the Investor and the Company;

“Code” has the meaning ascribed thereto in Section 4.1(ccc);

“Common Shares” means common shares in the capital of the Company;

“Company Additional Written Communication” has the meaning ascribed thereto in Section 4.1(e);

“Company’s Auditors” means PriceWaterhouseCoopers LLP or such other firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company;

“Company Financial Statements” has the meaning ascribed thereto in Section 4.1(i);

“Distribution Period” means the period commencing on the date of this Agreement and ending on the Closing Date;

“Documents Incorporated by Reference” means all financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports, business acquisition reports, marketing materials or other documents issued by the Company, whether before or after the date of this Agreement, that are required or deemed by Applicable Securities Laws to be incorporated by reference into the Prospectus or any Supplementary Material;

“ERISA” has the meaning ascribed thereto in Section 4.1(dd);

“Employee Plans” has the meaning ascribed thereto in Section 4.1(ee);

“Environmental Laws” has the meaning ascribed thereto in Section 4.1(hh);

“Exchange” means each of the TSX and the NYSE;

“Exchange Act” has the meaning ascribed thereto in Section 4.1(g);

“FCPA” has the meaning ascribed thereto in Section 4.1(rr);

“Financial Statements” means, collectively, (a) the audited financial statements of the Company for the years ended May 31, 2019 and 2018; and (b) the condensed interim consolidated financial statements of the Company for the period ended November 30, 2019;

“Governmental Authority” has the meaning ascribed thereto in Section 4.1(v);

“HMT” has the meaning ascribed thereto in Section 4.1(tt);

“IFRS” has the meaning ascribed thereto in Section 4.1(i);

“Intellectual Property” has the meaning ascribed thereto in Section 4.1(cc);

“Investment Company Act” has the meaning ascribed thereto in Section 4.1(nn);

“IT Systems” has the meaning ascribed thereto in Section 4.1(ddd);

“Liens” has the meaning ascribed thereto in Section 4.1(r);

“marketing materials” has the meaning ascribed thereto in NI 41-101;

“Material Adverse Change” has the meaning ascribed thereto in Section 4.1(n);

“Material Adverse Effect” has the meaning ascribed thereto in Section 4.1(q);

“MI 11-102” means Multilateral Instrument 11-102 — Passport System;

“Money Laundering Laws” has the meaning ascribed thereto in Section 4.1(ss);

“OFAC” has the meaning ascribed thereto in Section 4.1(tt);

“NI 44-101” means National Instrument 44-101 — Short Form Prospectus Distributions; “NI 44-102” means National Instrument 44-102 — Shelf Distributions;

“NI 51-102” has the meaning ascribed thereto in Section 4.1(h);

“NYSE” has the meaning ascribed thereto in Section 4.1(bbb);

“Permits” has the meaning ascribed thereto in Section 4.1(z);

“person” includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

“PFIC” has the meaning ascribed thereto in Section 4.1(ccc);

“Proceedings” has the meaning ascribed thereto in Section 4.1(y);

“Prospectus Supplement” means the prospectus supplement of the Company which, together with the Shelf Prospectus, will qualify the distribution of the Offered Units in the Province of Ontario, prepared in connection with the qualification of the Offered Units and the Documents Incorporated by Reference or deemed to be incorporated therein by reference;

“Public Disclosure Documents” means, collectively, all of the publicly available documents that have been filed by or on behalf of the Company since April 1, 2019 but prior to the Closing Time with the relevant securities regulators pursuant to the requirements of Canadian Securities Laws, all press releases, annual information forms, material change reports, financial statements, management’s discussion and analyses, information circulars, filing statements, business acquisition reports and other documents that have been publicly disclosed by the Company and posted on SEDAR, as applicable;

“Qualifying Jurisdictions” means, collectively, each of the provinces and territories of Canada;

“Regulatory Agencies” has the meaning ascribed thereto in Section 4.1(ww);

“Securities” means the Unit Shares and Warrants comprising the Offered Units and the Warrant Shares issuable upon the exercise of the Warrants;

“Securities Commissions” means, collectively, the securities commissions or similar regulatory authorities in each of the Qualifying Jurisdictions;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SEDI” means the System for Electronic Disclosure by Insiders;

“Shelf Prospectus” means the (final) base shelf prospectus of the Company dated November 22, 2019, including the Documents Incorporated by Reference or deemed to be incorporated by reference therein;

“Subsequent Disclosure Documents” means any financial statements, management information circulars, annual information forms, material change reports, business acquisition reports or other documents issued by the Company and filed with the Securities Commissions after the date of this Agreement which are incorporated by reference or deemed to be incorporated by reference in the Supplemented Prospectus;

“Subsidiaries” has the meaning ascribed thereto in Section 4.1(p);

“Supplementary Material” means, collectively, any Amendment, or ancillary material required to be filed with any of the Securities Commissions in connection with the distribution of the Offered Units and any material incorporated therein by reference;

“Supplemented Prospectus” means the Shelf Prospectus as supplemented by the Prospectus Supplement;

“TSX” has the meaning ascribed thereto in Section 4.1(bbb);

“UNSC” has the meaning ascribed thereto in Section 4.1(tt);

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Person” means a “U.S. person” as such term is defined in Regulation S under the U.S. Securities Act; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.2                               Interpretation. The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this  Agreement,  and  words importing only the singular number include the plural and vice versa and words importing one gender include all genders.

1.3                               Currency. Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

2.                                      Distribution of Offered Units

2.1                               The Company shall offer the Offered Units for sale to the Investor directly, only in compliance with Applicable Securities Laws and on the terms and conditions set forth herein. For purposes of this Agreement, the Investor shall be entitled to assume that the Offered Units are qualified for distribution in the Qualifying Jurisdictions. The offer and sale of the Offered Units shall be concurrently registered under the U.S. Securities Act through the U.S. Registration Statement.

2.2                               The Company shall deliver to the Investor prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Prospectus Supplement, a copy of the following:

(a)                                 the Shelf Prospectus and the Prospectus Supplement, as filed with the Securities Commissions, signed and certified as required by Applicable Securities Laws; and

(b)                                 all Documents Incorporated by Reference or deemed to be incorporated by reference, or containing information incorporated by reference or deemed to be incorporated by reference, into the Prospectus Supplement, and any other document required to be filed by the Company prior to the filing of the Prospectus Supplement under the laws of the

Qualifying Jurisdictions in compliance with Applicable Securities Laws in connection with the distribution of the Offered Units that are not publicly available on www.sedar.com, if such documents have not previously been delivered to the Investor, which documents may be delivered in electronic form.

2.3                               The delivery by the Company to the Investor of the Supplemented Prospectus and any Amendment shall constitute a representation and warranty to the Investor by the Company that:

(a)                                 the Documents Incorporated by Reference or deemed to be incorporated by reference in the Supplemented Prospectus and any Amendment (except any information and statements relating solely to and provided in writing by the Investor) (i) are, at the date thereof, true and correct in all material respects, (ii) contain, as at that date, no misrepresentation and (iii) constitute, as at that date, full, true and plain disclosure of all material facts relating to the Company (on a consolidated basis) and to the Offered Units;

(b)                                 no fact or information is omitted from such disclosure (except facts or information which is modified or superseded by subsequent information as provided in the Supplemented Prospectus) which is required to be stated in such disclosure or is necessary to make the statement or information contained in such disclosure not misleading in light of the circumstances under which it was made; and

(c)                                  such documents comply as at the date of such documents with the requirements of Applicable Securities Laws.

2.4                               The Company shall also prepare and deliver promptly to the Investor signed and certified copies of all Amendments. The Company shall not file any Amendment or other documents (other than the Prospectus Supplement and documents that are required to be filed therewith) without first obtaining the approval of the Investor, after consultation with the Investor as to the form and content thereof, which approval shall not be unreasonably withheld, conditioned or delayed. Concurrently with the delivery of such Amendment, the Company shall deliver to the Investor, with respect to such Amendment, the documents required by Section 5.1, updated as appropriate.

2.5                               Prior to the filing of the Prospectus Supplement with the Securities Commissions, copies of correspondence demonstrating that the Company has applied for the listing and posting for trading on the Exchange of the Unit Shares and the Warrant Shares, or if conditional approval has been received, that such approval is subject only to the satisfaction by the Company of such customary and standard conditions imposed by the Exchange in similar circumstances and set forth in a letter of the Exchange addressed to the Company (the “Standard Listing Conditions”);

2.6                               Unless required under Applicable Securities Law, the Company shall not disclose the name of the Investor in any press releases or other public disclosure relating to the Offering without the Investor’s prior written consent. Neither the Company nor the Investor shall make any public announcement in connection with the Offering, except if both the Company and the Investor has consented to such announcement (such consent not to be unreasonably withheld, conditioned or delayed) or the announcement is required by Applicable Securities Laws or stock exchange rules. For certainty, during the period commencing on the date hereof and until completion of the Distribution Period, the Company will promptly provide to the Investor drafts of any press releases of the Company for review and comment by the Investor (such consent not to be unreasonably withheld) prior to issuance and the Company will incorporate in such press releases all reasonable comments of the Investor.

3.                                      Representations, Warranties and Covenants of the Purchaser

3.1                               The Investor represents, warrants and covenants to the Company, and acknowledges that the Company is relying upon such representations and warranties in connection with the Offering, that:

(a)                                 Organization and Qualification. The Investor is a corporation existing under the under the laws of its jurisdiction of organization.

(b)                                 Corporate Authorization. The Investor has the requisite power, authority and right to enter into and deliver and perform its obligations under this Agreement. The execution, delivery and performance by the Investor of its obligations under this Agreement and the consummation of the transactions contemplated in this Agreement have been duly authorized and approved by all necessary corporate action on the part of the Investor, and no other approval or consent from, or filing with, or notice to, any other Person is required on the part of the Investor in connection with the execution, delivery and performance by the Investor of its obligations under this Agreement.

(c)                                  Execution and Binding Obligation. This Agreement has been duly and validly executed and delivered by the Investor, and this Agreement constitutes a valid and legally binding obligation of the Investor enforceable against it in accordance with its terms subject only to applicable bankruptcy and insolvency laws and to equitable remedies generally.

(d)                                 Security Ownership. The Investor is not an insider of the Company and following completion of the Offering will not be an insider of the Company.

(e)                                  Canadian Securities Law.  The Investor represents and warrants to the Company that it qualifies  as an “accredited investor” as such term is defined in section 73.3 of the Securities Act (Ontario) or section 1.1 of National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators (“NI 45-106”), as applicable, and was not created or is used solely to purchase or hold the Securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in Section 1.1 of NI 45-106, are purchasing the Securities as principal or are deemed to be purchasing the Securities as principal pursuant to NI 45-106.

(f)                                   Proceeds of Crime. To the Investor’s knowledge, after due inquiry, the funds representing the aggregate Purchase Price payable by the Investor are not proceeds of crime as defined in the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”). To the Investor’s knowledge, after due inquiry, none of the funds representing the Purchase Price to be provided by the Investor (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity (A) with whom the Investor would be prohibited from dealing with under applicable money laundering, terrorist financing, economic sanctions, criminal or other similar laws or regulations or (B) who has not been identified to the Investor.

4.                                      Representations, Warranties and Covenants of the Company

4.1                               The Company represents, warrants and covenants to the Investor, and acknowledges that the Investor is relying upon such representations and warranties in connection with the Offering, that:

(a)                                 Qualification of Offered Units.  The Company has filed the Shelf Prospectus pursuant to MI 11-102 and obtained a receipt document from the Ontario Securities Commission in respect of each Qualifying Jurisdiction, and provided the Investor have taken all action required by them hereunder to permit the Company to do so, shall have taken all steps and proceedings that may be necessary in order to qualify the Offered Units for distribution pursuant to the Supplemented Prospectus in the Province of Ontario before close of business on January 30, 2020 (or such other date as may be agreed to in writing by the Company and the Investor).

(b)                                 Distribution Period.  During the Distribution Period, the Company will promptly notify the Investor in writing if, prior to termination of the Distribution Period, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change or change in fact relating solely to the Investor) or any event or development involving a prospective material change or a change in a material fact relating to the Company, on a consolidated basis, or any other change which is of such a nature as to result in, or could be considered reasonably likely to result in a misrepresentation in the Supplemented Prospectus or any Supplementary Material, as they exist immediately prior to such change, or could render any of the foregoing, as they exist immediately prior to such change, not in compliance with any of the Applicable Securities Laws.

(c)                                  Notice of Changes.  The Company will promptly notify the Investor in writing with full particulars of any such actual, anticipated, contemplated or threatened change referred to in the preceding paragraph and the Company shall, to the reasonable satisfaction of the Investor, provided the Investor have taken all action required by them hereunder to permit the Company to do so, file promptly and, in any event, within all applicable time limitation periods with the Securities Commissions a new or amended Supplemented Prospectus or Supplementary Material, as the case may be, or material change report as may be required under Applicable Securities Laws and shall comply with all other applicable filing and other requirements under Applicable Securities Laws including any requirements necessary to qualify the issuance and distribution of the Offered Units in the Province of Ontario and shall deliver to the Investor as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such new or amended Supplemented Prospectus or Supplementary Material, as applicable. The Company will not file any such new or amended disclosure documentation or material change report without first obtaining the approval of the form and content thereof by the Investor, which approval shall not be unreasonably withheld, conditioned or delayed.

(d)                                 Discussion of Changes.  The Company will in good faith discuss with the Investor as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact or other change described in the preceding two paragraphs.

(e)                                  Limitation on Offering Materials.  The Company has not prepared, made, used, authorized, approved or distributed and will not, and will not cause or allow its agents or representatives to, prepare, make, use, authorize, approve or distribute any written communication that constitutes an offer to sell or a solicitation of an offer to buy the Securities, or otherwise is prepared to market the Securities, other than (i) the Shelf Prospectus, (ii) the Prospectus Supplement and (iii) any Supplementary Materials or other written communications (and any corresponding filings under the U.S. Registration Statement with the SEC), in each case used in accordance with Section 4.1(c) hereof (each such communication by the Company or its agents or representatives described in this clause (iii), a “Company Additional Written Communication”).

(f)                                   No Material Misstatement or Omission.  (i) the Shelf Prospectus and Prospectus Supplement, as of the date thereof, did not, and, at the Closing Date, will not include any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (ii) each Company Additional Written Communication does not conflict with the information contained in the Shelf Prospectus and Prospectus Supplement, and when taken together, did not, and, at the Closing Date, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except in each case that the representations and warranties set forth in this Section 4 do not apply to statements or omissions made in reliance upon and in conformity with information relating to the Investor and furnished to the Company in writing by the Investor expressly for use in the Prospectus Supplement. Any reference to the Shelf Prospectus and Prospectus Supplement shall be deemed to refer to and include all documents incorporated or deemed to be incorporated by reference therein. No injunction or order has been issued that would prevent or suspend the issuance or sale of any of the Securities or the use of the Shelf Prospectus and Prospectus Supplement in any jurisdiction outside the U.S. or inside the U.S. under the U.S. Registration Statement, and no proceeding for either such purpose has commenced or is pending or, to the knowledge of the Company, is contemplated.

(g)                                  Documents Incorporated by Reference. The documents incorporated or deemed to be incorporated by reference in the Shelf Prospectus and the Prospectus Supplement, at the time that they were or hereafter are filed with (i) the SEC, from and after the time that the Company commenced filing with the SEC, complied and will comply, in all material respects with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder (collectively, the “Exchange Act”), (ii) with the securities commissions or other securities regulatory authorities of each of the applicable provinces and territories of Canada (collectively, the “Canadian Authorities”) in accordance with the applicable securities legislation, and published rules and regulations including national and multilateral or local instruments adopted by each of the provinces and territories of Canada (“Canadian Securities Laws”), or became effective, as applicable, complied and will comply, in all material respects with the requirements of the Canadian Securities Law, and did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no contracts or other documents required to be described in such incorporated documents or to be filed as exhibits to such incorporated documents which have not been described or filed as required.

(h)                                 Reporting Compliance.  The Company is subject to, and is in compliance in all material respects with, the reporting requirements of Section 13 and Section 15(d), as applicable, of the Exchange Act and with National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) and the policies, rules and regulations of the TSX.

(i)                                     Preparation of the Financial Statements.  The consolidated financial statements and related notes of the Company and the Subsidiaries contained or incorporated by reference in the Shelf Prospectus and the Prospectus Supplement (the “Company Financial Statements”) (i) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis throughout the periods involved, except as may be expressly stated in the notes thereto, (ii) contain no material misrepresentations and present fairly in all material respects, the financial condition of the Company on a consolidated basis as at the date thereof and the results of the operations and cash flows of the Company on a consolidated basis for the periods then ended and (iii) contain and reflect adequate provisions or allowance for all reasonably anticipated material liabilities, expenses and losses of the Company on a consolidated basis that are required to be disclosed in such financial statements in accordance with IFRS.  There has been no material change in accounting policies or practices of the Company since May 31, 2019 other than as provided for under IFRS. The financial information of the Company contained or incorporated by reference in the Shelf Prospectus and the Prospectus Supplement has been prepared on a basis materially consistent with the books and records of the Company and presents fairly in all material respects the consolidated financial position, results of operations, deficit and cash flow of the Company, respectively, as at the dates and for the periods indicated. Other than the financial statements contained or incorporated by reference in the Shelf Prospectus and the Prospectus Supplement, no other financial statements or supporting schedules would have been required to be included in the Shelf Prospectus and the Prospectus Supplement under National Instrument 52-107 - Acceptable Accounting Principles and Auditing Standards and NI 51-102 under the Canadian Securities Laws.

(j)                                    Forward-Looking Information. With respect to forward-looking information contained or incorporated by reference in the Shelf Prospectus and the Prospectus Supplement: (i) the Company had a reasonable basis for the forward-looking information at the time the disclosure was made; (ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information ; (iii) all future-oriented financial information and each financial outlook: (A) presents fully, fairly and correctly in all material respects the then-expected results of the operations for the periods covered thereby; and (B) is based on assumptions that are reasonable in the circumstances; and (iv) is limited, in the Company’s reasonable judgment, to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated.

(k)                                 Disclosure Controls and Procedures. The Company and the Subsidiaries have established and maintains disclosure controls and procedures (as defined in Canadian Securities Laws and U.S. Securities Laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Canadian Securities Laws and U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Laws and U.S. Securities Laws and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Canadian Securities Laws and U.S. Securities Laws is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Company for effectiveness in accordance with Canadian Securities Laws and U.S. Securities Laws; and (iii) are effective in all material respects to perform the functions for which they were established.

(l)                                     Independent Accountants. PricewaterhouseCoopers LLP, who have expressed their opinion with respect to the financial statements, including the related notes thereto, contained or incorporated by reference in the Shelf Prospectus and the Prospectus Supplement, are independent auditors with respect to the Company and its Subsidiaries as required under applicable Canadian Securities Laws and within the applicable rules and regulations adopted by the SEC and as required by the Securities Act. There has never been a reportable event (within the meaning of NI 51-102) between the Company and PricewaterhouseCoopers LLP. The responsibilities and composition of the audit committee of the Company’s board of directors (the “Audit Committee”) comply with, and the audit committee operates in accordance with, National Instrument 52-110 - Audit Committees and the applicable requirements of the TSX.

(m)                             Certain Disclosure.  The statements set forth in the Shelf Prospectus and the Prospectus Supplement under the heading “Certain Canadian Federal Income Tax Considerations” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate and complete  summaries of such legal matters, agreements, documents or proceedings.

(n)                                 No Material Adverse Change.  Subsequent to the respective dates as of which information is contained in the Shelf Prospectus and the Prospectus Supplement, except as disclosed in the Shelf Prospectus and the Prospectus Supplement, (i) neither the Company nor any of the Subsidiaries has incurred any liabilities, direct or contingent, including without limitation any losses or interference with its business from fire, explosion, flood, earthquakes, accident or other calamity,  whether or not covered by insurance, or from any strike, labor dispute or court or governmental action, order or decree, that are material, individually or in the aggregate, to the Company and the Subsidiaries, taken as a whole, or has entered into any transactions material, individually or in the aggregate, to the Company’s business and operations on a consolidated basis, not in the ordinary course of business, (ii) there has not been any material decrease in the capital stock or any material increase in any short-term or long-term indebtedness of the Company or the Subsidiaries, or any payment of or declaration to pay any dividends or any other distribution with respect to the Company, and (iii) there has not been any material adverse change, or any development that could reasonably be expected to result in a material adverse change, in the properties, business, operations, earnings, assets, liabilities or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole (each of clauses (i), (ii) and (iii), a “Material Adverse Change”).

(o)                                 Rating Agencies.  No “nationally recognized statistical rating organization” (as that term is used in Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act) (i) has imposed (or has informed the Company that it is considering imposing) any condition (financial or otherwise) to retain any rating assigned to the Company or any of the wholly owned Subsidiaries or to any securities of  the Company or any of the wholly owned Subsidiaries or (ii) has indicated to the Company that it is considering (A) the downgrading, suspension, or withdrawal of, or any review (or of any potential or intended review) for a possible change in, any rating so assigned (including, without limitation, the placing of any of the foregoing ratings on credit watch with negative or developing implications or under review with an uncertain direction) or (B) any change in the outlook for any rating of the Company or any of the wholly owned Subsidiaries or any securities of the Company or any of the wholly owned Subsidiaries.

(p)                                 Subsidiaries. Each corporation, partnership or other entity in which the Company, directly or indirectly through any of its subsidiaries, owns more than fifty percent (50%) of any class of equity securities or interests is listed on Schedule A attached hereto (the

“Subsidiaries”).  Each Subsidiary that is a Foreign Restricted Subsidiary has an asterisk (“*”) next to its name on such Schedule. Other than the Subsidiaries, the Company has no direct or indirect subsidiary nor any investment in any person which is material to the business and affairs of the Company or which otherwise is required to be disclosed in the Shelf Prospectus and the Prospectus Supplement.

(q)                                 Incorporation and Good Standing of the Company and its Subsidiaries.  The Company and each of the Subsidiaries (i) has been duly organized or formed, as the case may be, is validly existing and is in good standing under the laws of its jurisdiction of organization, (ii) has all requisite power and authority to carry on its business and to own, lease and operate its properties and assets as described in the Shelf Prospectus and the Prospectus Supplement and (iii) is duly qualified or licensed to do business and is in good standing as a foreign corporation, partnership or other entity as the case may be, authorized to do business in each jurisdiction in which the nature of such businesses or the ownership or leasing of such properties requires such qualification, except, in each instance, where the failure to do so or to be so  would not, individually or in the aggregate, have a material adverse effect on (A) the properties, business, prospects, operations, earnings, assets, liabilities or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, (B) the ability of the Company or any Subsidiary to perform its obligations in all material respects under any Document, (C) the validity or enforceability of any of the Documents, or (D) the consummation of any of the Transactions (each material adverse effect described in clauses (A) - (D), a “Material Adverse Effect”).

(r)                                    Capitalization and Other Capital Stock Matters.  All of the issued and outstanding shares of capital stock or other equity interests of the Company and each of the wholly owned Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable, have been issued in compliance with all applicable Canadian, and as applicable, U.S. federal securities laws, and were not issued in violation of, and are not subject to, any preemptive or similar rights.  The Unit Shares, the Warrants and the Warrant Shares and all other outstanding shares of capital stock or other equity interests of the Company conform in all material respects to the descriptions thereof set forth in the Shelf Prospectus and the Prospectus Supplement. The Warrant Shares have been duly authorized and reserved for issuance upon due exercise of the Warrants by all necessary corporate action and such shares, when issued upon such exercise in accordance with the terms of the Securities, will be validly issued, fully paid and non-assessable; no holder of the Warrant Shares will be subject to personal liability by reason of being such a holder; and the issuance of the Warrant Shares upon such exercise will not be subject to the preemptive or other similar rights of any securityholder of the Company.  None of the outstanding Common Shares was issued in violation of any preemptive rights or other similar rights granted by the Company to any securityholder of the Company.  All of the outstanding shares of capital stock or other equity interests of each of the Subsidiaries are owned, directly or indirectly, by the Company, free and clear of all liens, security interests, mortgages, pledges, charges, equities, claims or restrictions on transferability or encumbrances of any kind (collectively, “Liens”), other than those  Liens that would be materially adverse to the business and operations of the Company and those imposed by the U.S. Securities Act and the securities or “Blue Sky” laws of certain U.S. state or non-U.S. jurisdictions. Except as disclosed in the Shelf Prospectus and the Prospectus Supplement, there are no outstanding (A) options, warrants, preemptive rights, rights of first refusal or other similar rights to purchase from the Company or any of the wholly owned Subsidiaries, (B) agreements, contracts, arrangements or other obligations of the Company or any of the wholly owned Subsidiaries to issue or (C) other rights to convert any obligation into or exchange any securities for, in the case of each of clauses (A) through (C), shares of capital stock of or other ownership or equity interests in the Company or any of the wholly owned Subsidiaries.

(s)                                   Legal Power and Authority.  The Company has all necessary power and authority to execute, deliver and perform its obligations under the Documents to which it is a party and to consummate the Transactions.

(t)                                    This Agreement and the Warrant Indenture.  This Agreement has been duly and validly authorized, executed and delivered by the Company.  The Warrant Indenture has been duly and validly authorized by the Company and, at the Closing Date, will have been duly executed and delivered by the Company and will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforcement thereof may be subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.  When executed and delivered, this Agreement and the Warrant Indenture will conform in all material respects to the descriptions thereof in the Shelf Prospectus and the Prospectus Supplement.

(u)                                 The Securities.  The Securities have each been duly and validly authorized by the Company and, when issued and delivered to and paid for by the Investor in accordance with the terms of this Agreement and the Warrant Indenture, will have been duly executed, authenticated, issued and delivered and will constitute legal, valid and binding obligations of the Company, entitled to the benefit of the Warrant Indenture, and enforceable against the Company in accordance with its terms, except that the enforcement thereof may be subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.  When executed and delivered, the Securities will conform in all material respects to the descriptions thereof in the Shelf Prospectus and the Prospectus Supplement and will be in the form contemplated by the Warrant Indenture.

(v)                                 Compliance with Existing Instruments and Law.  Neither the Company nor any of the Subsidiaries is (i) in violation of its articles of incorporation, by-laws or other organizational documents (the “Charter Documents”); (ii) in violation of any U.S., Canadian or foreign federal, state, provincial, or local statute, law (including, without limitation, common law) or ordinance, or any judgment, decree, rule, regulation, order or injunction (collectively, “Applicable Law”) of any U.S. or non-U.S. federal, state, provincial, local or other governmental or regulatory authority, governmental or regulatory agency or body, court, arbitrator or self-regulatory organization (including Health Canada) or any comparable federal, provincial, state, municipal, local or foreign governmental bodies in Canada or any other country, in each case with jurisdiction over the Company or its Subsidiaries) (each, a “Governmental Authority”), applicable to any of them or any of their respective properties; or (iii) in breach of or default under any bond, debenture, note, loan or other evidence of indebtedness, indenture, mortgage, deed of trust, lease or any other agreement or instrument to which any of them is a party or by which any of them or their respective property is bound (collectively, the “Applicable Agreements”), except, in the case of clauses (ii) and (iii) for such violations, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  All Applicable Agreements are in full force and effect and are legal, valid and binding obligations, other than as disclosed in the Shelf Prospectus and the Prospectus Supplement.  There exists no condition that, with the passage of time or otherwise, would constitute (a) a violation of such Charter Documents or Applicable Laws, (b) a breach of or default or a “Debt Repayment Triggering Event” (as defined below) under any Applicable Agreement. As used herein, a “Debt Repayment Triggering Event” means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of the Subsidiaries or any of their respective properties.

(w)                               No Conflicts.  Neither the execution, delivery or performance of the Documents nor the consummation of any of the Transactions (including the use of proceeds from the sale of the Securities as described in the Shelf Prospectus and the Prospectus Supplement under the caption “Use of Proceeds”) will conflict with,  violate, constitute a breach of or a default (with the passage of time or otherwise) or a Debt Repayment Triggering Event under, or result in the imposition of a Lien on any assets of the Company or any of its Subsidiaries,  the imposition of any penalty or a Debt Repayment Triggering Event under or pursuant to (i) the Charter Documents, (ii) any Applicable Agreement, (iii) any Applicable Law or (iv) any order, writ, judgment, injunction, decree, determination or award binding upon or affecting the Company.

(x)                                 No Consents.  No consent, approval, authorization, order, filing, qualification or registration of or with any Governmental Authority or third party  is required for execution, delivery or performance of the Documents or the consummation of the Transactions, except such (i) those that have been granted or made, as the case may be, that are in full force and effect and (ii) as may be required under the Canadian Securities Laws or the securities or “Blue Sky” laws of U.S. state or non-U.S. jurisdictions or other non-U.S. laws applicable to the purchase of the Securities outside the U.S. in connection with the Transactions.

(y)                                 No Material Applicable Laws or Proceedings.  (i) No Applicable Law shall have been enacted, adopted or issued shall have been passed or issued, (ii) no stop order suspending the qualification or exemption from qualification of any of the Securities in any jurisdiction shall have been issued and no proceeding for that purpose shall have been commenced or, to the Company’s knowledge, after due inquiry, be pending or contemplated as of the applicable Closing Date and (iii) there is no action, claim, suit, demand, hearing, notice of violation or deficiency, or proceeding pending or, to the knowledge of the Company or any of the Subsidiaries, after due inquiry,  threatened or contemplated by Governmental Authorities or threatened in writing by others (collectively, “Proceedings”) that, with respect to clauses (i), (ii) and (iii) of this paragraph (A) would restrain, enjoin, prevent or interfere with the consummation of the Offering or any of the Transactions or (B) would, individually or in the aggregate, have a Material Adverse Effect.

(z)                                  All Necessary Permits.  Each of the Company and the Subsidiaries possess all licenses, permits, certificates, consents, orders, approvals and other authorizations from, and has made all declarations and filings with, all Governmental Authorities (including Health Canada), presently required or necessary to own or lease, as the case may be, and to operate its properties and to carry on its businesses as now conducted as described in the Shelf Prospectus and the Prospectus Supplement (“Permits”), except where the failure to possess such Permits would not, individually or in the aggregate, have a Material Adverse Effect; each of the Company and the Subsidiaries has fulfilled and performed all of its obligations with respect to any such Permits, except where the failure to have fulfilled or performed such Permits would not, individually or in the aggregate, have a Material Adverse Effect; no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination of any such Permit or has resulted, or after notice or lapse of time would, except where such revocation, termination or impairment would not, individually or in the aggregate, have a Material Adverse Effect result, in any other material impairment of the rights of the holder of any  Permit; and none of the Company or the Subsidiaries has received or has any reason to believe it will receive any notice of any proceeding relating to revocation or modification of any Permit, except, in each instance, as described in the Shelf Prospectus and the Prospectus Supplement or except where such revocation or modification would not, individually or in the aggregate, have a Material Adverse Effect.

(aa)                          Title to Properties.  Each of the Company and the Subsidiaries has good, marketable and valid title to all real property owned by it and good title to all personal property owned by it and good and valid title to all leasehold estates in real and personal property being leased by it and, as of the applicable Closing Date, will be free and clear of all Liens other than Permitted Liens and except as disclosed in the Shelf Prospectus and the Prospectus Supplement or as would not reasonably be expected, individually or in the aggregate, to materially adversely affect the value of such property or interfere with the use thereof. All Applicable Agreements to which the Company or any of the Subsidiaries is a party or by which any of them is bound are valid and enforceable against each of the Company or such Subsidiary, as applicable, and are valid and enforceable against the other party or parties thereto and are in full force and effect (A) with only such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect and (B) except that the enforcement thereof may be subject to (i) bankruptcy, insolvency, winding-up, arrangement, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.

(bb)                          Tax Law Compliance.  All Tax (as hereinafter defined) returns required to be filed by the Company and each of the Subsidiaries have been filed and all such returns are true, complete and correct in all material respects.  All material Taxes that are due from the Company and the Subsidiaries have been paid other than those (i) currently payable without penalty or interest or (ii) being contested in good faith and by appropriate proceedings and for which adequate accruals have been established in accordance with IFRS, applied on a consistent basis throughout the periods involved. To the knowledge of the Company, after due inquiry, there are no actual or proposed Tax assessments against the Company or any of the Subsidiaries that would, individually or in the aggregate, have a Material Adverse Effect. The accruals on the books and records of the Company and the Subsidiaries in respect of any material Tax liability for any period not finally determined are adequate to meet any assessments of Tax for any such period. For purposes of this Agreement, the term “Tax” and “Taxes” shall mean all U.S., Canadian and other non-U.S. federal, state, provincial, local and taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto.

(cc)                            Intellectual Property Rights.  Except as disclosed in the Shelf Prospectus and the Prospectus Supplement, to the Company’s knowledge: (i) the Company and its Subsidiaries own, or have obtained valid and enforceable licenses for, the inventions, patent applications, patents, trademarks, trade names, service names, copyrights, trade secrets and other intellectual property described in the Shelf Prospectus and the Prospectus Supplement as being owned or licensed by them (collectively, “Intellectual Property”) necessary for the conduct of its business in all material respects; and (ii) there is no U.S. or Canadian patent that to the knowledge of the Company contains claims that dominate or may dominate any Intellectual Property or that interfere with any such Intellectual Property except, in the case of clause (ii), as would not have a Material Adverse Effect. Except as disclosed in the Shelf Prospectus and the Prospectus Supplement, the Company is not obligated to pay a material royalty grant or license, or provide other material consideration to any third party in connection with the Intellectual Property. Other than trademark oppositions which arise in the normal course of trademark prosecution and except as disclosed in the Shelf Prospectus and the Prospectus Supplement, there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others: (A) challenging the Company’s rights in or to any Intellectual Property; (B) challenging the validity, enforceability or scope of any Intellectual Property; or (C) asserting that the Company or any of its Subsidiaries infringes or otherwise violates, or would, upon the commercialization of any product or service described in the Shelf Prospectus and the Prospectus Supplement as under development, infringe or violate, any patent, trademark, trade name, service name, copyright, trade secret or other proprietary rights of others. The Company and its Subsidiaries have complied, in all material respects, with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or any Subsidiary, and all such agreements are in full force and effect.

(dd)                          ERISA Matters.  Neither the Company, nor the Subsidiaries is subject to the standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”) with respect to each “pension plan” (as defined in Section 3(2) of ERISA), which the Company, the Subsidiaries sponsors or maintains, or with respect to which it has (or within the last three years had) any obligation to make contributions.

(ee)                            Employee Plans.  Each material plan for bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or its Subsidiaries for the benefit of any current or former director, officer or employee of the Company or any Subsidiary, as applicable (the “Employee Plans”), has been maintained in all material respects in accordance with its terms in all material respects and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(ff)                              Labor Matters.  (i) The Company is not party to or bound by any collective bargaining agreement with any labor organization; (ii) there is no union representation question existing with respect to the employees of the Company, and, to the knowledge of the Company, after due inquiry, no union organizing activities are taking place that, could, individually or in the aggregate, have a Material Adverse Effect; (iii) to the knowledge of the Company, after due inquiry, no union organizing or decertification efforts are underway or threatened against the Company; (iv) no labor strike, work stoppage, slowdown or other material labor dispute is pending against the Company, or, to the Company’s knowledge, after due inquiry, threatened against the Company; (iv) there is no worker’s compensation liability, experience or matter that could be reasonably expected to have a Material Adverse Effect; and (v) except as disclosed in the Shelf Prospectus and the Prospectus Supplement,

there is no human rights or employment-related charge, complaint, grievance, investigation, unfair labor practice claim or inquiry of any kind, pending before any Governmental Authority against the Company that could, individually or in the aggregate, have a Material Adverse Effect; and (vi) to the knowledge of the Company, after due inquiry, no employee or agent of the Company has committed any act or omission giving rise to liability for any violation identified in subsection (v) and (vi) above, other than such acts or omissions that would not, individually or in the aggregate, have a Material Adverse Effect.

(gg)                            Material Transactions. Except as disclosed in the Shelf Prospectus and the Prospectus Supplement, neither the Company nor any Subsidiary is currently party to any agreement in respect of (i) the purchase of any material property or assets or the sale, transfer or other disposition of any material property or assets currently owned, directly or indirectly, by the Company or the Subsidiaries whether by asset sale, transfer of shares or otherwise or (ii) the change of control of the Company or the Subsidiaries (whether by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or the Subsidiaries or otherwise).

(hh)                          Compliance with Environmental Laws.  Each of the Company and the Subsidiaries is (i) in compliance with any and all applicable Canadian federal, state and local laws and regulations relating to health and safety, or the pollution or the protection of the environment or hazardous or toxic substances of wastes, pollutants or contaminants (“Environmental Laws”), (ii) has received and is in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct its respective businesses and (iii) has not received notice of, and is not aware of, any actual or potential liability for damages to natural resources or the investigation or remediation of any disposal, release or existence of hazardous or toxic substances or wastes, pollutants or contaminants, in each case except where such non-compliance with Environmental Laws, failure to receive and comply with required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect.  Neither the Company nor any of the Subsidiaries has been named as a potentially responsible party under Canadian Environmental Laws requiring the Company or any of the Subsidiaries to investigate or remediate any pollutants or contaminants, except where such requirements would not, individually or in the aggregate, have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business.

(ii)                                  Insurance.  Except as disclosed in the Shelf Prospectus and the Prospectus Supplement and in respect of the U.S. claims that are uninsured, and to the extent offered or available in the market, each of the Company and the Subsidiaries are insured against such losses and risks and in such amounts as are commercially reasonable, prudent and customary in the businesses in which they are engaged.  All policies of insurance insuring the Company or any of the Subsidiaries or their respective businesses, assets, employees, officers and directors are, in full force and effect.  The Company and the Subsidiaries are in compliance with the terms of such policies and instruments in all material respects, and there are no claims by the Company or any of the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. Neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not, individually or in the aggregate, have a Material Adverse Effect.

(jj)                                Accounting System.  The Company and each of the Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Subsidiaries; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; (iii) are designed to provide reasonable assurance that receipts and expenditures of the Company and the Subsidiaries are being made only in accordance with authorizations of management and directors of the Company; and (iv) are designed to provide reasonable assurance regarding prevention or timely detection of an unauthorized acquisition, use or disposition of the assets of the Company and the Subsidiaries that could have a material effect on the annual consolidated financial statements or interim consolidated financial statements of the Company. Except as permitted by applicable rules and regulations or laws or except as disclosed in the Shelf Prospectus and the Prospectus Supplement, the Company believes that the Company’s internal control over financial reporting (as such term is defined under Canadian Securities Laws and U.S. Securities Laws) is effective. Except as disclosed in the Shelf Prospectus and the Prospectus Supplement, since the end of the Company’s most recent audited fiscal year, there have been no new significant deficiencies or material weakness in the Company’s internal control over financial reporting (whether or not remediated) and there have been no changes in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is in compliance with the certification requirements under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings with respect to the Company’s annual and interim filings with the Canadian Authorities.

(kk)                          Use of Proceeds.  The Company shall utilize the net proceeds of the Offering as described under “Use of Proceeds” in the Shelf Prospectus and the Prospectus Supplement.

(ll)                                  No Price Stabilization or Manipulation.  Neither the Company nor any of its Affiliates (as hereinafter defined) has and, to the Company’s knowledge, after due inquiry, no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company, whether to facilitate the sale or resale of any of the Securities or otherwise, (ii) sold, bid for, purchased, or paid anyone any compensation for soliciting purchases of, any of the Securities other than pursuant to this Agreement, or (iii) except as disclosed in the Shelf Prospectus and the Prospectus Supplement, paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.  For the purposes of this agreement, “Affiliate” means as to any Person, any other Person which, directly or indirectly, is controlled by, controls, or is under common control with, such first-mentioned Person. For the purposes of the definition of “Affiliate”, “Person” means any natural person, corporation, limited liability company, partnership, firm, joint venture, joint-stock company, trust, association, unincorporated entity or organization of any kind, Governmental Authority or other entity of any kind.

(mm)                  No Applicable Registration or Other Similar Rights.  Except as disclosed in the Shelf Prospectus and the Prospectus Supplement, there are no persons with registration or other similar rights to have any equity or debt securities of the Company or any “Affiliate”

registered for sale under a registration statement, except for rights as have been duly waived.

(nn)                          Investment Company Act.  The Company has been advised of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder (collectively, the “Investment Company Act”); as of the date hereof and, after giving effect to the Offering and the use of proceeds of the Offering, each of the Company and its Subsidiaries is not and will not be, individually or on a consolidated basis, an “investment company” that is required to be registered under the Investment Company Act.

(oo)                          No Brokers.  Neither the Company nor any of its Affiliates has engaged any broker, finder, commission agent or other person in connection with the Offering or any of the Transactions, and neither the Company nor any of its Affiliates is under any obligation to pay any broker’s fee or commission in connection with such Transactions.

(pp)                          No Restrictions on Payments of Dividends.  Except as otherwise disclosed in the Shelf Prospectus and the Prospectus Supplement and subject to the right of the Windsor Family Credit Union to approve any dividends while any amounts are outstanding under their loan agreement with the Company, there is no encumbrance or restriction on the ability of the Company (x) to pay dividends or make other distributions on the Company’s capital stock or to pay any indebtedness to the Company or any Subsidiary, (y) to make loans or advances or pay any indebtedness to, or investments in, the Company or any Subsidiary or (z) to transfer any of its property or assets to the Company or any Subsidiary.

(qq)                          Sarbanes-Oxley.  There is and has been no failure on the part of the Company and the Subsidiaries or any of the officers and directors of the Company or any of the Subsidiaries, in their capacities as such, to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(rr)                                Foreign Corrupt Practices Act.  None of the Company or any Subsidiary or, to the knowledge of the Company, any director, officer, employee or any agent or other person acting on behalf of the Company or any Subsidiary has, in the course of its actions for, or on behalf of, the Company or any Subsidiary (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any domestic government official, “foreign official” (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”) or employee from corporate funds; (iii) violated or is in violation, of  any provision of the FCPA, the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or any other or any applicable non-U.S. anti-bribery statute or regulation; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic government official, such foreign official or employee; and the Company and the Subsidiaries, and, to the knowledge of the Company, its and their other affiliates have conducted their businesses in compliance with the FCPA and CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.

(ss)                              Money Laundering.  The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or Governmental Authority, authority or body or any arbitrator involving the Company or the Subsidiaries with respect to the Money Laundering Laws is pending or, to the Company’s knowledge, after due inquiry, threatened.

(tt)                                Sanctions.  Neither the Company nor the Subsidiaries nor, to the Company’s knowledge, after due inquiry, any director, officer, agent, employee or Affiliate of the Company or any of the Subsidiaries or other person acting on their behalf is currently subject to any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), Canadian government, the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”); and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that currently is the subject to any Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as initial purchaser, advisor, investor or otherwise) of Sanctions.

(uu)                          Company Activities.  Except as disclosed in the Shelf Prospectus and the Prospectus Supplement regarding prior operations, neither the Company nor any of its Subsidiaries nor any director or officer of the Company nor, to the Company’s knowledge, any employee or any agent or other person acting on behalf of the Company or any Subsidiary has, in the course of its actions for, or on behalf of, the Company or any Subsidiary, cultivated, produced, processed, imported or distributed, or since becoming subject to reporting obligations with the SEC, has had any intention to cultivate, produce, process, import or distribute, any cannabis or cannabinoid product or has otherwise engaged, or has had any intention to otherwise engage in any direct or indirect dealings or transactions, in each case, involving the purchase or sale of cannabis or cannabinoid product by the Company or any of its controlled Subsidiaries in or to the United States of America, its territories and possessions, any state of the United States and the District of Columbia or any other federal, provincial, state, municipal, local or foreign jurisdiction where such activity is illegal locally or on a federal or country basis. The Company and its Subsidiaries have instituted and maintained policies and procedures reasonably designed to ensure that the Company and its Subsidiaries do not carry on any activities in, or distribute any products to, any jurisdiction where such activities or products do not comply with all Applicable Laws.

(vv)                          U.S. Criminal Laws. Neither the Company nor any of its Subsidiaries has engaged in any direct or indirect dealings or transactions in violation of U.S. federal or state criminal laws, including, without limitation, the Controlled Substances Act, the Racketeering Influenced and Corrupt Practices Act or the Travel Act. No action, suit or proceeding by or before any U.S. court or Governmental Authority involving the Company or any of its Subsidiaries with respect to U.S. federal or Applicable Laws is pending or, to the knowledge of the Company, threatened.

(ww)                      Regulatory Compliance. The Company and its Subsidiaries are in compliance in all material respects with all applicable rules, regulations and policies of Health Canada or any federal, provincial, state, municipal, local or foreign governmental or regulatory authority in Canada or any other country with similar authority, performing similar functions and having jurisdiction over Company, its Subsidiaries or any of their businesses or property (collectively, the “Regulatory Agencies”).

(xx)                          Compliance with Health Care Laws. Except as disclosed in the Shelf Prospectus and the Prospectus Supplement, each of the Company, the Subsidiaries and to the knowledge of the Company, their respective directors, officers and employees: (A) is in full compliance with all applicable statutes, rules, regulations, ordinances, orders, decrees and guidances including, without limitation, the Food and Drugs Act R.S.C. 1985, c. F-27, the Cannabis Act (Canada); (B) has not received any correspondence or notice from any Governmental Authority (including Health Canada) alleging or asserting material unrectified noncompliance with any Applicable Laws or any licences, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (collectively, “Authorizations”); (C) possesses all Authorizations required for the conduct of its business in the markets in which it operates, and such Authorizations are valid and in full force and effect, and the Company, the Subsidiaries and, to the knowledge of the Company, all directors, officers and employees of each are not in violation of any term of any such Authorization; (D) has not received notice of any pending or threatened claim, suit, proceeding, charge, hearing, enforcement, audit, investigation, arbitration or other action from any Governmental Authority (including Health Canada) alleging that any operation or activity of the Company, the Subsidiaries or, to the knowledge of the Company, any of their directors, officers and/or employees is in violation of any Applicable Laws or Authorizations and has no reason to believe that any such Governmental Authority is considering any such claim, suit, proceeding, charge, hearing, enforcement, audit, investigation, arbitration or other action; (E) has not received notice that any Governmental Authority has taken, is taking, or intends to take action to limit, suspend, modify or revoke any material Authorizations and has no reason to believe that any such Governmental Authority is considering taking or would have reasonable grounds to take such action; and (F) has, or has had on its behalf, filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and to keep its licenses that are described or referred to in the Shelf Prospectus and the Prospectus Supplement in good standing and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission). Other than as disclosed in the Shelf Prospectus and the Prospectus Supplement, neither the Company nor any Subsidiary has received any notice or communication from Health Canada (or similar Governmental Authority) alleging a material unrectified defect, an issue requiring an unrectified recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by the Company or any Subsidiary and, to the Company’s knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Company or any Subsidiary in respect of any products supplied or sold by the Company or any Subsidiary. All product research and development activities, quality assurance, quality control, testing, and research and analysis activities, conducted by the Company and each Subsidiary in connection with their business is conducted in accordance Applicable Laws. Each individual employed by or associated with Company and the Subsidiaries in a key position required to hold security clearance under the Cannabis Act (Canada) and Cannabis Regulations thereunder in order to maintain any material Authorizations holds such clearance and in the event of any failure by any such individual to obtain a required security clearance, the Company will ensure the prompt removal of such individual from the applicable key position.

(yy)                          Related Party Transactions.  No relationship, direct or indirect, exists between or among any of the Company or any affiliate of the Company, on the one hand, and any director, officer, member, stockholder, customer or supplier of the Company or any affiliate of the Company, on the other hand, which is required by the U.S. Securities Act to be disclosed by the Company under Applicable Laws, which is not so disclosed in the Shelf Prospectus and the Prospectus Supplement. There are no outstanding loans, advances (except advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company or any affiliate of the Company to or for the benefit of any of the officers or directors of the Company or any affiliate of the Company or any of their respective family members.

(zz)                            Corporate Records. The minute books and records of the Company to the date hereof are all of the minute books and records of the Company and contain copies of all significant proceedings of the shareholders, the boards of directors of the Company and the Audit Committee of the board of directors of the Company for such period and there have not been any other formal meetings, resolutions or proceedings of the shareholders, boards of directors of the Company or the Audit Committee of the board of directors of the Company to the date hereof not reflected in such minute books and other records other than those respect of which no material corporate matter or business was approved or transacted.

(aaa)                   Stamp Taxes.  There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution and delivery of this Agreement or the issuance or sale of the Securities.

(bbb)                   Listing.  The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”), and other than in connection with possibly transferring its U.S. listing to Nasdaq, the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or delisting the Common Shares from the NYSE or the TSX.  Except as described in the Company’s periodic filings under the Exchange Act or incorporated by reference in the Shelf Prospectus or the Prospectus Supplement, the Company has not received any notification that the SEC or the NYSE or TSX is contemplating terminating such registration or listing.

(ccc)                      PFIC Status.  The Company was not a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”), for its most recently completed taxable year and, based on the Company’s current projected income, assets and activities, the Company does not expect to be classified as a PFIC for any subsequent taxable year.

(ddd)                   Security Measures.  Each of the Company and each Subsidiary has reasonable security measures and safeguards in place to protect personal information it collects customers from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy rights of third parties.  The Company and the Subsidiaries have complied, in all material respects, with all applicable privacy legislation and none has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner.  The Company and the Subsidiaries have taken all reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse. The information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases utilized by the Company and the Subsidiaries (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and the Subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Neither the Company nor any Subsidiary is, to its knowledge, aware of any security breach or unauthorized disclosure of information collected from customers.

(eee)                      Certificates. Each certificate signed by any officer of the Company or any of the Subsidiaries, delivered to the Investor shall be deemed a representation and warranty by the Company or any such Subsidiary (and not individually by such officer) to the Investor with respect to the matters covered thereby.

(fff)                         Transfer Agent. Computershare Investor Services Inc., at its principal office in Toronto, Ontario, has been duly appointed as registered transfer agent in respect of the Common Shares.

4.2                               The Company covenants and agrees with the Investor that the Company:

(a)                                 will during the Distribution Period advise the Investor, promptly after receiving notice or obtaining knowledge of: (i) the issuance by any Securities Commission of any order suspending or preventing the use of the Shelf Prospectus, the Prospectus Supplement or any Supplementary Material or suspending or seeking to suspend the trading of the Unit Shares or Warrant Shares; (ii) the suspension of the qualification of the Offered Units for offering or sale in the Province of Ontario; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Securities Commission for amending or supplementing the Shelf Prospectus or the Prospectus Supplement or any Supplementary Material or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order or any suspension respectively referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof promptly or if any such suspension occurs, to promptly remedy such suspension in accordance with this Agreement;

(b)                                 will use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Applicable Securities Laws of each of the Qualifying Jurisdictions which have such a concept and will use its commercially reasonable efforts to comply with all of its obligations under Applicable Securities Laws for a period of 24 months following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the United States, cash or a combination thereof;

(c)                                  will use its commercially reasonable efforts (including, without limitation, making application to the Securities Commissions of each Qualifying Jurisdiction for all consents, orders and approvals necessary) to maintain the listing of the Unit Shares and the Warrant Shares on the Exchange or such other recognized stock exchange or quotation system as the Investor may approve, acting reasonably, for a period of 24 months following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Common Shares ceasing to be listed so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the United States, cash or a combination thereof;

(d)                                 will use its commercially reasonable efforts to ensure that the Unit Shares and the Warrant Shares are, when issued, listed and posted for trading on the Exchange upon their respective dates of issuance;

(e)                                  will apply the net proceeds from the issue and sale of the Offered Units in accordance with the disclosure set out under the heading “Use of Proceeds” in the Prospectus Supplement, except for circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary or advisable;

(f)                                   prior to the Closing Time, will promptly do, make, execute, deliver or cause to be done, all such acts, documents and thing, as applicable, as the Investor may reasonably require from time to time for the purpose of giving effect to the Offering and take all such steps as may be reasonably required within its power to implement to the full extent of the provisions, and to satisfy the conditions, of this Agreement as it relates to the sale and issuance of Offered Units;

(g)                                  will on or before the time of filing the Prospectus Supplement provide to the Investor a copy of the application for conditional listing approval of the Unit Shares and the Warrant Shares on the Exchange;

(h)                                 will forthwith notify the Investor of any breach of any covenant of this Agreement or the Warrant Indenture by the Company, or upon the Company becoming aware that any representation or warranty of the Company contained in this Agreement or the Warrant Indenture was untrue or inaccurate in any material respect at the time such representation or warranty was made;

(i)                                     will not, at any time prior to the Closing of the Offering, halt the trading of the Common Shares on the Exchange without the prior written consent of the Investor, acting reasonably, unless otherwise required under Applicable Securities Laws;

(j)                                    will fulfill all legal requirements to permit the creation and issuance of the Unit Shares and the Warrants at the Closing Time and the issuance of the Warrant Shares issuable upon exercise of the Warrants, all as contemplated by this Agreement, the Warrant Indenture and the Prospectus Supplement, as applicable;

(k)                                 will duly execute and deliver the Warrant Indenture at the Closing Time and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company;

(l)                                     will ensure that, at the Closing Time, the Warrants shall be validly created and issued and shall have attributes corresponding in all material respects to the description thereof set forth in the Warrant Indenture;

(m)                             will ensure that at all times prior to the expiry of the Warrants, a sufficient number of Warrant Shares are allotted and reserved for issuance upon the due exercise of the Warrants, in accordance with the term of the Warrant Indenture;

(n)                                 will ensure that the Warrant Shares upon the due exercise of the Warrants shall be duly issued as fully paid and non-assessable Common Shares of the Company on payment of the purchase price therefor;

(o)                                 will execute and file with the Securities Commissions all forms, notices and certificates relating to the Offering required to be filed pursuant to the Applicable Securities Laws in the time required by Applicable Securities Laws, including, for greater certainty, all forms, notices and certificates set forth in the opinions delivered to the Investor pursuant  to this Agreement required to be filed by the Company;

(p)                                 will subject to Applicable Law, obtain the prior approval of the Investor, acting reasonably, as to the content and form of any press release relating to the Offering;

(q)                                 duly appoint Computershare Trust Company of Canada as warrant agent under the Warrant Indenture at or prior to the Closing Time;

(r)                                    will use its commercially reasonable efforts to cause the Committee on Uniform Securities Identification Procedures (CUSIP) number assigned for the Warrants on or prior to the Closing Date to be made eligible, and take all other necessary actions, to permit the Warrants to be deposited with CDS not later than ten (10) business days following the Closing Date; and

(s)                                   will use its commercially reasonable efforts to: (i) file a Registration Statement on Form F-3, or other applicable form, with the SEC within twenty-five (25) business days after the Closing Date to register the issuance of the Warrant Shares under the U.S. Securities Act, and (ii) consequent thereon clear such Form F-3 Registration Statement for effectiveness with the SEC within forty-five (45) business days after the Closing Date.

5.                                      Conditions Precedent

5.1                               The following are conditions of the Investor’ obligations to close the purchase of the Offered Units from the Company as contemplated hereby, which conditions the Company covenants to exercise its commercially reasonable efforts to have fulfilled on or prior to the Closing Date, which conditions may be waived in writing in whole or in part by the Investor:

(a)                                 the Supplemented Prospectus and any Amendments shall have been filed with the Securities Commissions in accordance with Applicable Securities Laws;

(b)                                 the Company will have made or obtained the necessary filings, approvals, consents and acceptances to or from, as the case may be, the Securities Commissions required to be made or obtained by the Company in connection with the Offering, on terms which are acceptable to the Company and the Investor, acting reasonably, prior to the Closing Date, it being understood that the Investor will do all that is reasonably required to assist the Company to fulfil this condition;

(c)                                  written confirmation from the Exchange in form and substance satisfactory to the Investor that the Unit Shares and the Warrant Shares are to be listed and posted for trading on the

Exchange on the Closing Date subject only to the satisfaction of customary and standard post-closing conditions imposed by the Exchange in similar circumstances;

(d)                                 the Company’s board of directors will have duly and validly authorized and approved this Agreement, the Warrant Indenture, the creation, sale and issuance of the Offered Units, the Unit Shares, the Warrants and the Warrant Shares and all matters relating to the foregoing;

(e)                                  the Company shall have delivered to the Investor an executed copy of the Warrant Indenture in form and substance acceptable to the Investor, acting reasonably;

(f)                                   the Investor shall have received at the Closing Time a certificate dated the Closing Date, signed by an officer of the Company (without any personal liability) and addressed to the Investor, with respect to the constating documents of the Company, all resolutions of the Company’s board of directors relating to the Offering and an incumbency with specimen signatures of officers of the Company who sign the any documents in respect of the Offering;

(g)                                  the Company will deliver a certificate of the Company and signed on behalf of the Company, but without personal liability, by the Interim Chief Executive Officer of the Company and the Chief Financial Officer of the Company or such other senior officers of the Company as may be acceptable to the Investor, acting reasonably, addressed to the Investor and their counsel and dated the Closing Date, in form and content satisfactory to the Investor’ counsel, acting reasonably, certifying that:

(i)                                     no order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Units or any of the Company’s issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of such officers, threatened;

(ii)                                  to the knowledge of such officers, there has been no adverse material change relating to the Company, on a consolidated basis, since the date hereof which has not been generally disclosed;

(iii)                               since the date hereof, no material change relating to the Company, on a consolidated basis, except for the Offering, has occurred with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis;

(iv)                              the representations and warranties of the Company contained in this Agreement (a) qualified by materiality (or Material Adverse Event or similar qualifications), are true and correct and (b) not so qualified are true and correct in all material respects, in each case at the Closing Time with the same force and effect as if made by the Company as at the Closing;

(v)                                 the Company has complied with all the covenants and satisfied (or will satisfy) all the terms and conditions of this Agreement on its part to be complied with or satisfied, other than conditions which have been waived by the Investor, at or prior to the Closing Time; and

(vi)                              such other matters in relation to this Offering as the Company and the Investor shall agree prior to the Closing Time;

(h)                                 the Investor receiving at each Closing Time favourable legal opinions in form and substance acceptable to the Investor, acting reasonably, dated as of the applicable Closing Date addressed to the Investor, and the Investor’ counsel from Fasken Martineau DuMoulin LLP, counsel to the Company, which counsel may rely as to matters of fact, on certificates of the officers of the Company, public and stock exchange officials and other documentation standard for legal opinions in transactions of a similar nature, and as to this Agreement and the Offering, including:

(i)                                     the Company is a corporation incorporated and existing under the laws of Ontario and has the corporate capacity and power to own property and to carry on business;

(ii)                                  the Company has the corporate capacity and power to execute and deliver this Agreement and the Warrant Indenture and to perform its obligations hereunder and thereunder;

(iii)                               the Offered Units have been validly issued and are outstanding;

(iv)                              as to the authorized and issued and outstanding share capital of the Company;

(v)                                 all necessary corporate action has been taken by the Company to authorize the creation, issuance and sale of the Offered Units; provided that the Company shall have received payment of the required consideration therefore;

(vi)                              the Unit Shares have been validity issued as fully-paid and non-assessable Common Shares;

(vii)                           the Warrant Shares issued upon the due exercise of the Warrants have been authorized and reserved for issuance and, upon their issuance in accordance with the terms of the Warrant Indenture, will have been validly issued as fully paid and non-assessable Common Shares;

(viii)                        this Agreement and the Warrant Indenture and the certificates, if any, representing the Warrants have been duly executed and delivered by the Company and are a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms;

(ix)                              all necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement and the Warrant Indenture and the performance by the Company of its obligations hereunder;

(x)                                 the execution, delivery and performance of this Agreement and the Warrant Indenture and the consummation by the Company of the transactions contemplated in this Agreement and the Supplemented Prospectus and compliance by the Company with its obligations under this Agreement and the Warrant Indenture do not and will not conflict with and do not and will not result in a breach of, and do not and will not create a state of facts which after notice or lapse of time or both will result in a breach of any of the terms, conditions or provisions of (i) the constating documents of the Company, or (ii) laws of general application in Ontario;

(xi)                              all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each of the Province of Ontario to qualify the distribution and sale of the Offered Units and to permit the offering of Offered Units in the Province of Ontario pursuant to the Supplemented Prospectus;

(xii)                           the reporting issuer status of the Company in each of the Qualifying Jurisdictions;

(xiii)                        eligibility of the Common Shares for investment under the Income Tax Act (Canada);

(xiv)                       the attributes and characteristics of the Offered Units, the Unit Shares, the Warrants and the Warrant Shares conform in all material respects with the descriptions thereof in the Supplemented Prospectus; and

(xv)                          such other matters in relation to this Offering as the Company and the Investor shall agree prior to the Closing Time;

(i)                                     the Investor shall have received a certificate from Computershare Investor Services Inc. confirming its appointment as registrar and transfer agent for the Common Shares;

(j)                                    the Investor shall have received a certificate from Computershare Investor Services Inc., as to the number of Common Shares issued and outstanding as of the close of business on the Business Day prior to the Closing Date;

(k)                                 the Investor shall have received a certificate from Computershare Trust Company of Canada confirming its appointment as warrant agent for the Warrants under the Warrant Indenture;

(l)                                     the Investor shall have received confirmation of the Committee on Uniform Securities Identification Procedures (CUSIP) number assigned for the Warrants; and

(m)                             the Investor shall have received a certificate of status (or the equivalent) with respect to the Company and each Canadian Subsidiary dated within one Business Day of the Closing Date.

6.                                      Closing

6.1                               The Offering will be completed at the offices of the Company’s counsel in Toronto, Ontario at the Closing Time or such other place, date or time as may be mutually agreed to.

6.2                               At the Closing Time the Company shall:

(a)                                 deliver the Offered Units to the Investor as follows:

(i)                                     the Offered Shares to or for the account of the Investor electronically with CDS or its nominee (as non-certificated inventory in accordance with the rules and procedures of CDS) or through the direct registration system (DRS), as the Investor, shall have directed; and

(ii)                                  the Warrants by way of a physical certificate representing the Warrants issued under the terms of the Warrant Indenture and bearing the applicable Committee on Uniform Securities Identification Procedures (CUSIP) number assigned to the Warrants;

(b)                                 the requisite legal opinions and certificates as contemplated in Section 5.1; and

(c)                                  such further documentation as may be contemplated herein or as counsel to the Investor or the Securities Commissions may reasonably require;

against payment of the aggregate purchase price for the Offered Units by wire transfer.

7.                                      Termination of Obligations

7.1                               Without limiting any of the other provisions of this Agreement, the Investor will be entitled, at its option, to terminate and cancel, without any liability on its part or on the part of the Investor, its obligations under this Agreement, by giving written notice to the Company at any time through to the Closing Time in the following circumstances:

(a)                                 Disaster Out. If, prior to the Closing Time, there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism or accident) or major financial occurrence of national or international consequence or a new or change in any law or regulation which in the sole opinion of the Investor, seriously adversely affects or involves or may seriously adversely affect or involve the financial markets or the business, operations or affairs of the Company and its Subsidiaries taken as a whole or the market price or value of the securities of the Company, (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Company where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the Exchange or Securities Commissions which involves a finding of wrong-doing, or (iii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Common Shares or any other securities of the Company is made or threatened by a securities regulatory authority;

(b)                                 Material Adverse Change. If, prior to the Closing Time, there is a material change or a change in a material fact or new material fact shall arise or there should be discovered any previously undisclosed material fact required to be disclosed in the Supplemented Prospectus, in each case, that has or would be expected to have, in the reasonable opinion of the Investor, a significant adverse change or effect on the business or affairs of the Company or on the market price or the value of the Common Shares; or

(c)                                  Breach. If, at any time prior to the Closing Time, the Company is in breach of a material term, condition or covenant of this Agreement or any representation or warranty given by the Company in this Agreement becomes or is false in any material respect, the occurrence or non-occurrence of any of the foregoing events or circumstances to be determined in the sole discretion of the Investor, acting reasonably.

7.2                               The Investor shall make reasonable efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in this section; provided that neither the giving nor the failure to give such notice shall in any way affect the Investor’ entitlement to exercise this right at any time through to the Closing Time.

7.3                               The Investor’ rights of termination contained in this section are in addition to any other rights or remedies they may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination pursuant to this Section 7, there shall be no further liability or obligation on the part of the Investor to the Company or on the part of the Company to the Investor except in respect of any liability or obligation under any of Section 11 which will remain in full force and effect.

7.4                               The execution of any Supplementary Material in respect of any material change and the continued offering of the Offered Units thereafter by the Investor shall not constitute a waiver of the termination rights provided for in Section 7.1.

7.5                               If the obligations of the Investor are terminated under this Agreement pursuant to the termination rights provided for in Section 7.1, the Company’s liabilities to the Investor shall be limited to the Company’s obligations under the indemnity, contribution and expense provisions of this Agreement.

8.                                      Indemnity

8.1                               The Company (the “Indemnitor”) agrees to indemnify and hold harmless the Investor and each of their subsidiaries and affiliates, and each of their respective directors, officers, employees, securityholders and agents (collectively, the “Indemnified Parties” and each, an “Indemnified Party”), to the full extent lawful, from and against all expenses, fees, losses, claims, actions, damages, obligations and liabilities, joint or several, of any nature (including the reasonable fees and expenses of their respective counsel and other expenses, but not including any amount for lost profits or consequential damages) (collectively, “Losses”) that are incurred in investigating, defending or settling any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party (collectively, the “Claims”) or to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims arise out of or are based upon, directly or indirectly, this Agreement or the Transaction contemplated herein together with any Losses that are incurred in enforcing this indemnity. This indemnity shall not be available to an Indemnified Party in respect of Losses incurred where a court of competent jurisdiction in a final judgment that has become non-appealable determines that such Losses resulted solely from the fraud, gross negligence or willful misconduct of the Indemnified Parties.

8.2                               The Indemnitor agrees to waive any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Indemnitor also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any person asserting Claims on behalf of or in right of the Company for or in connection with the Offering except to the extent of the amount of any Losses suffered by the Company are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted solely from fraud, the gross negligence or wilful misconduct of the Indemnified Party.

8.3                               If for any reason (other than a determination as to any of the events referred to immediately above) this indemnity is unavailable to an Indemnified Party or is insufficient to hold an Indemnified Party harmless in respect of any Claim, the Indemnitor shall contribute to the Losses paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor and the Indemnified Party as well as any relevant equitable considerations.

8.4                               The Indemnitor agrees that in case any legal proceeding shall be brought against, or an investigation is commenced in respect of, the Indemnitor or an Indemnified Party and an Indemnified Party or its personnel are required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of this Agreement or the transactions contemplated herein, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and out-of-pocket expenses incurred by the personnel of the Indemnified Party in connection therewith) shall be paid by the Indemnitor as they occur.

8.5                               The Indemnified Party will notify the Indemnitor promptly in writing after receiving notice of any Claim against the Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, stating the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defence thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed. The omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to an Indemnified Party except only to the extent that any such delay in giving or failure to give notice as  herein required materially prejudices the defence of such Claim or results in any material increase in the liability under this indemnity which the Indemnitor would otherwise have incurred had the Indemnified Party not so delayed in giving, or failed to give, the notice required hereunder.

8.6                               The Indemnitor shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by counsel of good standing acceptable to the Indemnified Party. Upon the Indemnitor notifying the Indemnified Party in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is not assumed by the Indemnitor, the Indemnified Parties, throughout the course thereof, shall provide copies of all relevant documentation to the Indemnitor, shall keep the Indemnitor advised of the progress thereof and shall discuss with the Indemnitor all significant actions proposed. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed.

8.7                               Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Indemnitor’s expense, to separately retain counsel of such Indemnified Party’s choice, in respect of the defence of any Claim if: (i) the employment of such counsel has been authorized by the Indemnitor; (ii) the Indemnitor has not assumed the defence and employed counsel therefor promptly after receiving notice of such Claim; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including for the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnitor or that there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth herein (in any of which events the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party’s behalf), provided that the Indemnitor shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties.

8.8                               No admission of liability, no settlement of any Claim, no compromise nor any consent to the entry of any judgement shall be made by either party without the prior written consent of the other party.

8.9                               The Indemnitor hereby acknowledges that the Investor acts as trustee for the other Indemnified Parties of the Indemnitor’s covenants under this indemnity and the Investor agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

8.10                        The indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have (including under this Agreement and the transaction contemplated herein), shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Indemnitor, the Investor and any other Indemnified Party. The foregoing provisions shall survive any termination of this Agreement.

9.                                      Expenses

9.1                               Whether or not the transactions herein contemplated shall be completed, all expenses of the Company related to, or incidental to, the creation, authorization, issue, delivery and sale of the Offered Units and of or incidental to all other matters in connection with the transactions herein set out shall be borne by the Company, including, without limitation, expenses payable in connection with the qualification of the Offered Units for sale to the public, the fees and expenses of the Company’s counsel, all costs incurred in connection with the preparation, translation, printing and delivery of the Supplemented Prospectus and any Supplementary Materials, of the definitive certificates representing or documents constituting the Offered Units, any stock exchange listing fees. All fees and expenses of the Investor in connection with the Offering shall be borne by the Investor whether or not the Offering is completed.

10.                               Conditions

10.1                        All of the material terms and conditions contained in this Agreement to be satisfied by the Company prior to the Closing Time shall be construed as conditions, and any breach or failure by the Company to comply with any of such terms and conditions in any material respect shall entitle any of the Investor to terminate their obligations under this Agreement by written notice to that effect given to the Company prior to the Closing Time. It is understood and agreed that the Investor may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding on the Investor, any such waiver or extension must be in writing and signed by the Investor. If the Investor elects to terminate the Investor’s obligations under this Agreement as aforesaid, whether the reason for such termination is within or beyond the control of the Company, the liability of the Company hereunder shall be limited to the indemnity referred to in Section 8 hereof.

11.                               Survival of Warranties, Representations, Covenants and Agreements

11.1                        All warranties, representations, covenants and agreements of the Company and the Investor herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the sale of the Offered Units in the Offering and shall continue in full force and effect for the benefit of the other party regardless of the closing of the sale of the Offered Units and regardless of any investigation which may be carried on by the Investor or on their behalf. Such warranties, representations, covenants and agreements shall survive for a period of two years following the Closing Date. For greater certainty, and without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Investor by the Company or the contribution obligations of the Investor or those of the Company shall survive and continue in full force and effect, indefinitely.

12.                               Further Offerings

In the event that the Offering is completed, the Company agrees not to offer, nor to announce the offering of, nor to make any agreement to issue, including without limitation, any filings or announcements with respect to any at the market offering, any additional securities or securities convertible or exercisable into securities of the Company (other than for purposes of any equity incentive plans or to satisfy existing convertible securities outstanding as at the date hereof and any previously announced specific financings) for a period commencing on the hereof and until 45 days from the Closing Date, without the prior written consent of the Investor.

13.                               Voting Arrangements

In the event that the Offering is completed, the Investor hereby agrees in favour of the Company that, for a period of 24 months following the Closing Date, it:

(a)         shall vote all of its Common Shares (including any Common Shares issued upon the exercise of the Warrants or any subsequently acquired Common Shares), held directly or indirectly by the Investor or in which the Investor exercises control or management over, in accordance with the recommendation of the Board of Directors of the Company, including in respect of a shareholder meeting of the Company;

(b)         shall not participate in or in any way advise, encourage or assist (including financial assistance) any other Person to effect or seek, offer, continue to offer, agree or propose (whether publicly or otherwise) to effect or cause to participate in any “solicitation” of “proxies” (as such terms are used in the proxy provisions of the Business Corporations Act (Ontario) or consents to vote or otherwise with respect to any voting securities of the Company, regardless of whether or not such solicitation is pursuant to exemptions from the requirement to deliver a proxy circular in connection therewith, or otherwise seek to advise or influence any other Person with respect to the voting of any voting securities of the Company; or the submission of any shareholder proposal in respect of the Company pursuant to the Business Corporations Act (Ontario); and

(c)          shall not form, join or in any way participate in a group or act jointly or in concert with any person with respect to voting securities of the Company or securities convertible into voting securities of the Company.

14.                               Notice.

14.1                        Any notice or other communication to be given hereunder shall be in writing and shall be given by delivery or by email, as follows:

(a)	if to the Company:

Aphria Inc.
98 Talbot Street West
Leamington, Ontario
Canada N8H 1M8

	Attention:	Carl A. Merton, Chief Financial Officer /
Christelle Gedeon, Chief Legal Officer
	Email:	carl.merton@aphria.com / christelle.gedeon@aphria.com

with a copy to (which shall not constitute notice to the Company):

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario
M5H 2TC

	Attention:	Grant McGlaughlin / Alex Nikolic
	Email:	gmcglaughlin@fasken.com / anikolic@fasken.com

(b)	if to the Investor:

with a copy to (which shall not constitute notice to the Investor):

The Company or any of the Investor may change its address for notice by notice given in the manner aforesaid. Any such notice or other communication shall be deemed to have been given on the day on which it was delivered or sent by email if received during normal business hours; otherwise it shall be deemed to have been received by 9:00 a.m. (Toronto time) on the next business day.

15.                               Entire Agreement.

15.1                        This Agreement and the other documents herein referred to constitute the entire agreement between the Investor and the Company relating to the subject matter hereof and supersedes all prior agreements between the Investor and the Company with respect to their respective rights and obligations in respect of the Offering.

16.                               Time of Essence.

16.1                        Time shall be of the essence of this Agreement.

17.                               Governing Law.

17.1                        This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the courts of such province shall have non- exclusive jurisdiction over any dispute hereunder.

18.                               Severability.

18.1                        The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

19.                               Successors and Assigns.

19.1                        The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, the Investor and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein, this Agreement shall not be assignable by any party without the written consent of the others.

20.                               Further Assurances.

20.1                        Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

21.                               Language.

21.1                        The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressment demandées que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

22.                               Counterparts.

22.1                        This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

- signature page follows -

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Investor.

Yours very truly,

Accepted and agreed to as of January 30, 2020.

APHRIA INC.

Per:	/s/ Carl Merton
Name:	Carl Merton
Title:	CFO

SCHEDULE “A”

LIST OF SUBSIDIARIES

Entity Name	Jurisdiction of Formation

Aphria (Arizona) Inc.	Arizona
Nuuvera Holdings Ltd.	Ontario
ARA — Avanti Rx Analytics Inc.	Ontario
Nuuvera Israel Ltd.	Israel
Nuuvera Deutschland GmbH	Germany
Aphria Deutschland GmbH	Germany
FL-Group	Italy
Broken Coast Cannabis Ltd.	British Colombia
Goodfields Supply Co. Ltd.	United Kingdom
LATAM Holdings Inc.	British Colombia
MMJ Colombia Partners Inc.	Ontario
Marigold Acquisitions Inc.	British Colombia
Hampstead Holdings Ltd.	Bermuda
MMJ International Investments Inc.	Ontario
ABP, S.A.	Argentina
CC Pharma GmbH	Germany
CC Pharma Research and Development GmbH	Germany
Marigold Projects Jamaica Limited	Jamaica
Nuuvera Malta Ltd.	Malta
ASG Pharma Ltd.	Malta
QSG Health Ltd.	Malta
ColCanna S.A.S.	Colombia
CC Pharma Nordic ApS	Denmark
1974568 Ontario Ltd.	Ontario
Aphria Terra S.R.L.	Italy
Aphria Italy S.p.A.	Italy
CannInvest Africa Ltd.	South Africa
Verve Dynamics Incorporated (Pty) Ltd.	South Africa